[Chapman and Cutler LLP Letterhead]

June 14, 2024

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning:

This letter responds to your comments, provided by telephone regarding the registration statements filed on Form N-1A for Innovator ETFs Trust (the “Trust” or the “Registrant”) with the Securities and Exchange Commission (the “Commission”) on May 3, 2024 (each, a “Registrant Statement”, and collectively, the “Registration Statements”). The Registration Statements relate to the Innovator Equity Defined Protection ETF – 1 Yr July and Innovator Equity Defined Protection ETF – 6 Mo Jan/Jul (each, a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – General

The staff of the Commission (the “Staff”) reminds each Fund and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure. Please also provide responses to all of the Staff’s comments on EDGAR at least five days before the effective date of the Registration Statement.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout each Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five days before effectiveness.

Comment 2 – General

If the Registrant determines to decline a comment, please tell the Staff why, and include a well-reasoned and detailed legal analysis as applicable in support of the Registrant’s views as they apply to each Registration Statement’s facts and circumstances. Please cite to any legal authority that supports such views.

Response to Comment 2

The Registrant confirms it will provide the requested analysis to the extent any comments are declined.

Comment 3 – General

The Staff notes there should not be any material differences to the extent that the disclosure relates to concepts that are similar or identical across the Trust’s various funds. Please note any differences between the current filings and precedent filings.

Response to Comment 3

The Registrant confirms each Registration Statement has been revised in accordance with the Staff’s comment so that there are no material differences in disclosure applicable to each Fund, as reflected in the revised Registration Statement supplementally provided to the Staff.

Comment 4 – General

Please summarize the Registrant’s selective review request with respect to each Fund. Please supplementally provide the accession number, date of filing, date of effectiveness for each Fund and its precedent fund for each Fund’s selective review request (each, a “Precedent Fund”). Please also confirm that each new Fund is materially identical to its Precedent Fund, except for the respective Outcome Period and Cap.

Response to Comment 4

The Registrant confirms that the Precedent Fund identified in the Registrant’s selective review request is materially identical to each respective Fund, except for each Fund’s Outcome Period and Cap, as applicable. The Registrant considers each Registration Statement to be substantially identical to each respective Precedent Fund with regard to the description of each Fund, the investment objective, strategy and policies, the risks associated with investment in each Fund and the management of each Fund. Please see below for a summary of the filing information for each Fund and its applicable Precedent Fund.

Fund Information	Precedent Fund Information
Innovator Equity Defined Protection ETF – 1 Yr July Filing date: May 3, 2024 Post-Effective Amendment No. under 1933 Act: 1152 Accession No.: 0001213900-24-039471	Innovator Equity Defined Protection ETF – 2 Yr to April 2026 Filing date: April 1, 2024 Post-Effective Amendment No. under 1933 Act: 1131 Accession No.: 0001213900-24-028098
Innovator Equity Defined Protection ETF – 6 Mo Jan/Jul Filing date: May 3, 2024 Post-Effective Amendment No. under 1933 Act: 1153 Accession No.: 0001213900-24-039476	Innovator Equity Defined Protection ETF – 2 Yr to April 2026 Filing date: April 1, 2024 Post-Effective Amendment No. under 1933 Act: 1131 Accession No.: 0001213900-24-028098

For the Innovator Equity Defined Protection ETF – 1 Yr July, the disclosure in the Registration Statement has been revised only as necessary to set forth the change in the start of the Outcome Period from April to July, to change the duration of the Outcome Period from two years to one year and to update the Cap.

For the Innovator Equity Defined Protection ETF – 6 Mo Jan/Jul, the disclosure in the Registration Statement has been revised only as necessary to set forth the change in the start of the Outcome Period from April to July/January, to change the duration of the Outcome Period from two years to six months and to update the Cap.

Comment 5 – Part C

The Staff requests each Fund include the necessary Rule 484 indemnification language responsive to Item 30 of Form N-1A.

Response to Comment 5

The Registrant confirms that the Rule 484 indemnification language will be added to Item 30 in the subsequent post-effective amendment to the Registration Statement for each Fund.

Comment 6 – General

Please include disclosure on the potential negative consequences of investors holding shares after the end of an Outcome Period (see, e.g. the Trust’s Registration Statement filings made on May 28, 2024).

Response to Comment 6

The Registration Statement for each Fund has been revised in accordance with this concept, as reflected in the revised Registration Statement supplementally provided to the Staff.

Comment 7 – Fees and Expenses of the Fund

With regards to the fee table, please supplementally explain to the Staff why the management fee is blank. The Staff notes that each Fund has the same unitary management fee as other existing series in the Trust. Please confirm that the unitary management fee will be disclosed and will also be 0.79% for each Fund as well.

Response to Comment 7

The management fee is 0.79% for each Fund and has been updated in each revised Registration Statement included herein as the revised Registration Statement supplementally provided to the Staff.

Comment 8 – Fees and Expenses of the Fund

Please confirm in supplemental correspondence to the Staff that the Distribution and Service (12b-1) Fees caption shows a fee of 0.00% because each Fund has not adopted any related plans and if each Fund should adopt such a plan the Registration Statement will be revised accordingly.

Response to Comment 8

The Registrant confirms that each Fund currently has no plan to adopt a Rule 12b-1 Plan and will make such filings and revisions as necessary if such a plan is adopted.

Comment 9 – Additional Information About the Fund’s Principal Investment Strategies

The Staff notes each Fund’s 80% investment policy is a non-fundamental policy. Please revise the disclosure in the section entitled “Additional Information About the Fund’s Principal Investment Strategies” in plain English to reflect such policy.

Response to Comment 9

The Registration Statement for each Fund has been revised in accordance with the Staff’s comment, as reflected in the revised Registration Statement supplementally provided to the Staff.

Comment 10 – Principal Investment Strategies

Please disclose each Fund’s concentration policy in Item 4 and include attendant risk disclosure. If the Underlying ETF is concentrated in any industry or group of industries, please provide the specifics of this concentration as well, if applicable.

Response to Comment 10

The Registration Statement for each Fund has been revised in accordance with the Staff’s comment, as reflected in the revised Registration Statement supplementally provided to the Staff.

Comment 11 – Additional Information Relating to the Declaration of Trust

The Staff notes the Fund’s additional disclosure regarding the Trust’s declaration of trust in the “Management of the Fund—Additional Information Relating to the Declaration of Trust” subsection of each prospectus. The language included in the prospectus may suggest that shareholders would need to adjudicate claims that arise pursuant to the federal securities laws through arbitration. Please revise so that a reasonable shareholder would understand that arbitration provisions do not apply to claims under the federal securities laws (see, e.g. the Trust’s Registration Statement filings made on May 28, 2024).

Response to Comment 11

The Registration Statement for each Fund has been revised in accordance with the Staff’s comment, as reflected in the revised Registration Statement supplementally provided to the Staff.

Comment 12 – Statement of Additional Information

Please add disclosure to the “Management of the Fund” in each Fund’s statement of additional information (“SAI”) to reflect the required disclosure to respond to Item 19(a)(3) of Form N-1A with respect to the compensation of each Fund’s sub-adviser. The Staff believes that since both Funds ultimately pay the sub-adviser, the Funds need to include disclosure responsive to the item. Please also see IC-26230, n.2 (Oct. 23, 2003) for additional information regarding the Staff’s position. (see, e.g. the Trust’s Registration Statement filings made on May 28, 2024).

Response to Comment 12

The Registration Statement for each Fund has been revised in accordance with the Staff’s comment, as reflected in the revised Registration Statement supplementally provided to the Staff.

Comment 13 – General

The Staff notes that the powers of attorney filed with each Registration Statement were executed in 2017 and are, in the Staff’s view, otherwise deficient under Rule 483(b) under the Securities Act of 1933 (the “1933 Act”). Specifically, Rule 483(b) provides that a power of attorney filed with the Commission “shall relate to a specific filing, an amendment thereto, or a related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the [1933] Act.” The Staff requests the Trust revise its powers of attorney to comply with Rule 483(b).

Response to Comment 13

The Registrant has revised its power of attorneys in accordance with the Staff’s comment.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren